ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange
On Tuesday 16 June 2009

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

16	June 2009

‘National Grid plc
Publication of Annual Report and Accounts’

16 June 2009

National Grid plc (‘National Grid’)

Publication of Annual Report and Accounts

National Grid has today issued the following documents:

Annual Report and Accounts 2008/09

Annual Review 2008/09

Performance Summary 2008/09

Notice of 2009 Annual General Meeting

National Grid’s Annual General Meeting (‘AGM’) will be held on Monday 27 July 2009 at The ICC, Birmingham. At the AGM, it is proposed that new Articles of Association be adopted i) from the close of the AGM and ii) on 1 October 2009 respectively, primarily in order to take account of the changes in company law brought about by the Companies Act 2006. A summary of the proposed changes is set out in the Notice of 2009 AGM. Copies of the New Articles and the Current Articles, marked up to show the changes being proposed, are available for inspection at the Company’s registered office and on the Company’s website.

All the above documents (along with associated proxy cards) will shortly be available to the public for inspection at the UKLA Document Viewing Facility at: 25 The North Colonnade, Canary Wharf, London E14 5HS.

In addition, the Annual Report on Form 20-F is being filed with the US Securities and Exchange Commission. Shareholders resident in the United States can receive a hard copy of the Company’s audited financial statements free of charge on request by contacting The Bank of New York Mellon toll free at 1-800-466-7215.

The documents listed above, and the Form 20-F, are also available electronically on National Grid’s website at http://www.nationalgrid.com/annualreports/2009/.